UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 30, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

UBS AG (“UBS”) produces regular quarterly reports, which are submitted to the SEC under Form 6-K. These reports are prepared in accordance with International Financial Reporting Standards (IFRS). SEC regulations require certain additional disclosures to be included in registration statements relating to offerings of securities. Certain of this additional disclosure follows herein, and should be read in conjunction with UBS’ annual report on Form 20-F for the year ended 31 December 2012, filed with the SEC on 14 March 2013, as well as UBS’s first quarter 2013 report, submitted to the SEC on Form 6-K on 30 April 2013.

Capitalization of UBS

The following table presents the consolidated capitalization of UBS in accordance with International Financial Reporting Standards (IFRS) and translated into US dollars.

Capitalization of UBS

	As of
	31.3.13		31.12.12
in million	CHF	USD	CHF	USD
Debt
Short term debt issued [1]	72,572	76,477	66,572	72,722
Long term debt issued [2]	105,590	111,271	110,591	120,809
Total debt issued	178,162	187,747	177,163	193,532

Equity attributable to UBS shareholders	47,239	49,780	45,949	50,194

Equity attributable to preferred note holders	3,170	3,341	3,109	3,396

Equity attributable to non-controlling interests	43	45	42	46

Total capitalization	228,614	240,913	226,263	247,169

1	Short-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS with a remaining maturity of less than one year.
2	Long-term debt issued is comprised of debt issued (held at amortized cost) and financial liabilities designated at fair value issued by UBS with a remaining maturity of more than one year.

Swiss franc (CHF) amounts as of 31 March 2013 have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.0538 (the exchange rate in effect as of 31 March 2013), and CHF amounts as of 31 December 2012 have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 1.0924 (the exchange rate in effect as of 31 December 2012).

Ratio of Earnings to Fixed Charges

The following table sets forth UBS’s ratio of earnings to fixed charges on an IFRS basis for the periods indicated. The ratios are calculated based on earnings from continuing operations. Ratios of earnings to fixed charges and preferred share dividends are not presented as there were no preferred share dividends in any of the periods indicated.

		For the quarter ended	For the year ended
CHF million, except for ratio		31.3.13	31.12.12	31.12.11	31.12.10	31.12.09	31.12.08
Pre-tax earnings from continuing operations		1,434	(1,851)	5,025	6,983	(3,138)	(27,991)
Add: Fixed charges		2,173	10,688	11,831	13,471	17,939	60,672
Pre-tax earnings before fixed charges		3,607	8,836	16,856	20,454	14,801	32,681

Fixed charges
Interest expense		2,003	9,990	11,143	12,657	17,016	59,687
Other	[1]	170	698	688	814	923	985
Total fixed charges		2,173	10,688	11,831	13,471	17,939	60,672

Ratio of earnings to fixed charges	[2],3	1.66	0.83	1.42	1.52	0.83	0.54

1	Other fixed charges relate to the interest component of rental expense.
2	Data for 2012 has been restated upon the adoption of IFRS 10. Data for years prior to 2012 was not restated, in line with the transition requirements of IFRS 10.
3	A ratio of earnings to combined fixed charges and preference security dividend requirements is not presented as it equals the ratio of earnings to fixed charges.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Louis Eber
Name: Louis Eber
Title: Group Managing Director

By:	/s/ Sarah M. Starkweather
Name: Sarah M. Starkweather
Title: Executive Director

Date: April 30, 2013